[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 22, 2017

Valerie Lithotomos, Esq.
Megan Miller, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Third Avenue Trust
Third Avenue Value Fund
Registration Statement on Form N-14
(File No. 333-221155)

Dear Mses. Lithotomos and Miller:

Thank you for your comments received November 8, 2017 and November 17, 2017 regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Third Avenue Trust (the “Trust”), on behalf of its series Third Avenue Value Fund (the “Acquiring Fund”) related to the reorganization (the “Reorganization”) of Third Avenue International Value Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”) with and into the Acquiring Fund, filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2017. On behalf of the Trust, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Accounting Comments

Comment 1	Please include the auditor consent in the Fund’s next Registration Statement filing.

Response	The Trust confirms it will include the auditor consent with its filing.

Comment 2	Please confirm that the fees in the Comparative Fee and Expense Tables are the current fees as required by Item 3(A) on Form N-14.

Response	The Trust confirms that the fees in the Comparative Fee and Expense Tables on page 7 of the Registration Statement are current as required by Item 3(A) on Form N-14.

Comment 3	We note that the fees contained in the Capitalization table should be as of the same date as those contained Pro Forma Financial Information.

Response
The Trust has updated both the Capitalization table on page 16 of the Registration Statement and Pro Forma Financial Information in the Statement of Additional Information for the twelve-months ended October 31, 2017.

Securities and Exchange Commission
December 22, 2017

Comment 4	We note that the Pro Forma Financial Statements should be based on a twelve-month period, not a six-month period.

Response	The Trust has updated the Pro Forma Financial Information in the Statement of Additional Information to be based on the twelve-months ended October 31, 2017.

Comment 5
Please explain supplementally why, on a pro forma basis for the twelve months ended October 31, 2016, it is projected that the Combined Fund will incur additional management expenses, given that the management fee rate for the Combined Fund will be lower than that of the Target Fund (0.90% and 1.25%, respectively).

Response
The Trust notes that the Combined Fund expected to incur additional management expenses over the Target Fund due to the increase in total assets as a result of the Reorganization. The Trust has revised its disclosure on page 16 of the Registration Statement and in the Statement of Additional Information.

Comment 6
We note that the dates listed in the Pro Forma Financial Information section are inconsistently dated as of October 31, 2016 and April 30, 2017. Please revise accordingly to include pro forma financial information as of the appropriate twelve-month period.

Response	The Trust has updated the Pro Forma Financial Information in the Statement of Additional Information to include pro forma financial information for the twelve months ended October 31, 2017.

Proxy Statement/Prospectus

Comment 7	Confirm supplementally that the Trust will file all necessary exhibits with the registration statement on Form N-14/A.

Response	The Trust confirms that it will file all necessary exhibits with the registration statement on Form N-14/A.

Comment 8	We note that the date of the Special Meeting of Shareholders may change from 2017 to 2018 depending on when the Registration Statement is declared effective.

Response	The Trust confirms that it will update the date of the Special Meeting of Shareholders prior to requesting the Registration Statement be declared effective.

Comment 9	We note that the information contained in Appendix B should be included in the body of the Registration Statement and not in an appendix to the Registration Statement.

Response
The Trust has moved the disclosure to the body of the Registration Statement in accordance with the comment. Please see “More Information on Strategies and Risk Factors” beginning on page 17 of the Registration Statement.

Securities and Exchange Commission
December 22, 2017

Comment 10	Please highlight the difference in risk profile between the Acquiring Fund and the Target Fund with respect to investments in foreign securities.

Response	The requested disclosure has been added on page 4 of the Registration Statement.

Comment 11
Please either include disclosure describing the elements that will be contained in the opinion of counsel supporting the tax consequences of the Reorganization or please file a form of tax opinion as an exhibit to the Registration Statement.  Additionally, please include an undertaking under Item 17 of Part C to the Registration Statement stating that the Trust agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to the Registration Statement within a reasonable time after the Closing Date.

Response
The Trust has revised disclosure to include a description of the elements that will be contained in the opinion of counsel regarding the tax consequences of the Reorganization on page 29 of the Registration Statement and has included the requested undertaking on page C-2 of the Registration Statement.

Comment 12	Please confirm supplementally whether the Funds intend to sell any non-conforming securities in connection with the Reorganization prior to the Closing Date.

Response
The Trust confirms that the Funds do not intend to sell any non-conforming securities in connection with the Reorganization prior to the Closing Date.  The Trust will, however, purchase and sell certain securities after the Closing Date to reposition the portfolio.  The cost of such repositioning is including in the Transaction Costs.  Please see “Federal Income Tax Consequences of the Reorganization” and please see the disclosure added in response to Comment 7.

Comment 13
Please include disclosure regarding what the Transaction Costs associated with the Reorganization will consist of for the Funds.  If the Transaction Costs consist of costs incurred for the sale of securities prior to the Reorganization, please include appropriate disclosure.

Response	The requested disclosure has been added on pages 5 and 28 of the Registration Statement.

Comment 14
We note that the Registration Statement indicates that the Funds have a fee waiver in place through April 1, 2018, but is included in the Fees and Expense table. We note that for a fee waiver to be included in the Fees and Expense table, it must be in place for no less than one year from the effective date of the registration statement.  Please see Item 3(3)(e) of Form N-1A.  Accordingly, please revise the Fees and Expense table to update the expiration date of the fee waivers or exclude the waivers from the table.

Response
The Trust has updated the expiration date of the fee waivers on page 8 of the Registration Statement.  The fee waivers described in the Registration Statement will be in effect for more than one year following the effectiveness of the Registration Statement.

Comment 15
Please revise the section titled “Comparison of Investment Objectives and Principal Investment Strategies” to include disclosure stating that the Acquiring Fund does not have a policy to invest at least 80% of its net assets in foreign securities.

Response	The requested disclosure has been added on page 10 of the Registration Statement.

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Securities and Exchange Commission
December 22, 2017

Should you have any additional comments or concerns, please do not hesitate to contact me at (416) 777-4727.

Sincerely,

/s/ Steven Grigoriou

Steven Grigoriou